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                         February 4, 2021

       Michael Panosian
       Chief Executive Officer
       Toughbuilt Industries, Inc
       25371 Commercentre Drive
       Suite 200
       Lake Forest, CA 92630

                                                        Re: Toughbuilt
Industries, Inc
                                                            Registration
Statement on Form S-3
                                                            File No. 333-252630
                                                            Filed on February
2, 2021

       Dear Mr. Panosian:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Anne
McConnell at 202-551-3709 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Manufacturing